UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Motorola Solutions, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	1-7221	36-1115800
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

500 West Monroe Street, Chicago, Illinois	60661
(Address of principal executive offices)	(Zip code)

Kristin Kruska	847-576-5014
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Introduction:

Motorola Solutions, Inc. (which may be referred to as “Motorola Solutions,” the “Company,” “we,” “us,” or “our”) designs, manufactures, and sells communications infrastructure, devices, system software and applications, and provides services associated with their use. Our products and services are designed to help our government and enterprise customers improve their operations through increased effectiveness and efficiency of their mobile workforce and can be found in a wide range of workplaces, from the retail floor to the warehouse floor, and from the small town police station to the most secure government offices.

We conduct our business globally and manage it through two segments: Products and Services. Within these segments we are reporting on the following product categories: (i) two-way portable radios and vehicle-mounted radios, (ii) accessories such as speaker microphones, batteries, earpieces, headsets, carry cases and cables, (iii) software features and upgrades, (iv) radio network core and central processing software, (v) base stations, (vi) consoles, and (vii) repeaters.

We were incorporated under the laws of the State of Delaware as the successor to an Illinois corporation, Motorola, Inc., organized in 1928. We changed our name from Motorola, Inc. to Motorola Solutions, Inc. on January 4, 2011. Our principal executive offices are located at 500 West Monroe Street, Chicago, Illinois 60661.

Section 1 – Conflict Minerals Disclosures

Item 1.01 Conflict Minerals Disclosure and Report

The Company is concerned about the social and environmental conditions that have been observed in some mines that supply metals to the electronics industry known as “conflict minerals” which currently consist of the following metals: columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives. The longstanding civil war in the eastern provinces of the Democratic Republic of Congo (“DRC”) has impacted many mines that supply conflict minerals. Together with our peers, we are working to support the development and implementation of a tracking and validation system to ensure conflict minerals that originate in the DRC come from responsible sources free from association with armed conflict. For more information on our program and to view our Supplier Code of Conduct, you can visit the “About Us” tab on our web site at www.motorolasolutions.com. The information contained on Motorola Solutions’ website is not a part of this Form SD and is not deemed incorporated by reference into this Form SD or any other public filing made with the Securities and Exchange Commission (the “SEC”).

In accordance with the requirements of our Supplier Code of Conduct, Motorola Solutions has concluded in good faith that during 2017:

a)	Motorola Solutions manufactured and contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of such products; and

b)	Based on a “reasonable country of origin inquiry” Motorola Solutions has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country (collectively referred to as the “Covered Countries”) and has reason to believe that those necessary conflict minerals may not be from recycle or scrap sources.

Motorola Solutions’ reasonable country of origin inquiry (“RCOI”) employed a combination of measures to determine whether the necessary conflict minerals in Motorola Solutions products originated from the Covered Countries. Motorola Solutions’ primary means of determining country of origin of necessary conflict minerals was by conducting a supply-chain survey with direct suppliers using the Responsible Minerals Initiative (RMI) Conflict Minerals Reporting Template (CMRT). Motorola Solutions used the smelter information from the CMRT and the various smelter’s Country of Origin information provided through our membership to the RMI to determine the Country of Origin of material that may be in our products.

As a result of the reasonable country of origin inquiry conducted as described above, Motorola Solutions concluded that material in our products may have originated from all three of the country levels as described below:

Level 1 Country: Countries with known active ore production for tin, tungsten, tantalum or gold that are not identified as conflict regions or plausible countries of smuggling or export of tin, tungsten, tantalum or gold containing materials.

Level 2 Country: Known or plausible countries for smuggling, export out of level 3 countries, or transit of materials containing tin, tungsten, tantalum or gold. This currently includes Kenya, Mozambique, and South Africa.

Level 3 Country: The Democratic Republic of the Congo (DRC) and its nine adjoining countries as outlined in Section 1502 of the Dodd Frank Act. These include Angola, Burundi, Central African Republic, Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia. These are also commonly referred to as the Covered Countries in the Dodd Frank Act Section 1502.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (‘Rule 13p-1”), Motorola Solutions has filed this Specialized Disclosure Form (Form SD) and the associated Exhibit 101 Conflict Minerals Report and is available on the Company’s website at www.MotorolaSolutions.com/investor.

Item 1.02 – Exhibits

The Motorola Solutions Conflict Minerals Report is attached to this report as Exhibit 1.01.

Forward-Looking Statements

This Specialized Disclosure Report on Form SD, including the Conflict Minerals Report exhibit, contains forward-looking statements that are based upon management’s expectations and beliefs concerning future events impacting Motorola Solutions. Certain matters contained herein concerning the future, including risk mitigation steps, constitute forward-looking statements and are based upon management’s expectations and beliefs. There can be no assurance that these future events will occur as anticipated. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. For a description of certain factors that could cause our future results to differ materially from those expressed in any forward-looking statement, see Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2017, entitled “Risk Factors.”

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report of Motorola Solutions, Inc. for the period January 1 to December 31, 2017, as required by Items 1.01 and 1.02 of this Form.

* * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOTOROLA SOLUTIONS, INC.
(Registrant)

Dated: May 29, 2018	By:	/s/ Gino A. Bonanotte
		Name:	Gino A. Bonanotte
		Title:	Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit 1.01 – Conflict Minerals Report of Motorola Solutions, Inc. for the period January 1 to December 31, 2017.